Exhibit 99.3

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

 TSX Venture Trading Symbol: TTA
                                 NASD OTCBB Trading Symbol: TITAF

Titan Trading Analytics Announces Capital Raise for Currency Operations

EDMONTON, ALBERTA - (February 10, 2008) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) ("Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to announce two key operational developments for Titan’s proprietary currency trading and asset management arm.

The currency trading arm is receiving a six-figure capital investment from an accredited third-party investor. The investment marks the beginning of phase two of Titan’s currency alternative investment product managed by David Terk, of Titan Trading U.S.A. The fund has previously been in the incubation phase and will now move forward with a larger capital base for a period of 90 days.

Titan's Director of US Trading Operations, Philip Carrozza II, says, "We have completed our testing phase in the currencies. We are happy to be in production on this division. As the development team continues to make progress we will continue to roll out models in realtime trading and building our track record."

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, and other risks detailed from time-to-time in the Company's ongoing filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.